
6060000m
6040000m
6020000m
6000000m
5980000m
540000m
560000m
580000m
600000m
Quebec
Labrador
Map
Area
Crosshair
Exploration
& Mining
B Zone
C Zone
Croteau Lake
New CXX
Staking
Stormy
Lake
Block
Partridge
River
Block
-10
0
10
20
Kilometres
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake
Property Location
Drawn: DIGEOS
NTS:
Figure
Scale: 1:500,000
DATUM NAD27
Date: May 2007